===========================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ---------------------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*

                          ---------------------------

                           Houghton Mifflin Company
                               (Name of Issuer)
                          ---------------------------

                    Common Stock, Par Value $1.00 Per Share
                        (Title of Class of Securities)

                          ---------------------------

                                   441560109
                                (CUSIP Number)

                          ---------------------------

                               Guillaume Hannezo
                            Chief Financial Officer
                            Vivendi Universal, S.A.
                            42, avenue de Friedland
                          75380 Paris Cedex 08 France
                                33-1-7171-1712
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     ------------------------------------

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                     ------------------------------------

                                 July 9, 2001
            (Date of Event Which Requires Filing of this Statement)

         ============================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441560109


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Vivendi Universal, S.A.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              27,281,606

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              27,281,606

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,281,606
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC
________________________________________________________________________________

CUSIP No. 441560109

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Soraya Merger Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              27,281,606

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              27,281,606

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,281,606
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

     This statement on Schedule 13D (this "Statement") relates to the acquisition by Soraya Merger Inc., a Massachusetts corporation ("Merger Sub") and wholly owned subsidiary of Vivendi Universal, a societe anonyme organized under the laws of France ("Vivendi Universal"), of 27,281,606 shares of common stock, par value $1.00 per share (the "Houghton Mifflin Common Stock"), of Houghton Mifflin Company, a Massachusetts corporation ("Houghton Mifflin").

     Vivendi Universal and Merger Sub filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated June 8, 2001, relating to the third-party tender offer (the "Tender Offer") by Merger Sub to purchase all the outstanding shares of common stock, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, as amended, dated as of July 30, 1997 by and between the Company (as defined below) and BankBoston, N.A., as Rights Agent, of Houghton Mifflin, at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO filed on June 8, 2001 as Exhibits (a)(1)(A) and (a)(1)(C), respectively (collectively, the "Offer to Purchase"). The Offer to Purchase is incorporated by reference herein as Exhibit 1.

Item 1.   Security and Issuer:

     This Statement relates to the common stock, par value $1.00 per share, of Houghton Mifflin. The address of the principal executive offices of Houghton Mifflin is 222 Berkeley Street, Boston, MA 02116- 3764.

Item 2.   Identity and Background.

     (a) The names of the persons filing this Statement are Vivendi Universal, a societe anonyme organized under the laws of France, and Soraya Merger Inc., a Massachusetts corporation.

     (b) The address of the principal office and principal business of Vivendi Universal is 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the address of the principal office and principal business of Merger Sub is 800 Third Avenue, 7th Floor, New York, NY 10022.

     (c) Vivendi Universal is a company engaged in the media, communications and environmental services businesses. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Vivendi Universal's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Vivendi Universal. Merger Sub is a wholly owned subsidiary of Vivendi Universal formed to acquire the Houghton Mifflin Common Stock. Set forth in Schedule B hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Merger Sub's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Merger Sub nor, to Merger Sub's knowledge, any person named in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Merger Sub nor, to Merger Sub's knowledge, any person named in Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration.

     Merger Sub paid for the shares of Houghton Mifflin Common Stock that were tendered pursuant to the Tender Offer through capital contributions and loans that were made by Vivendi Universal. Vivendi Universal had sufficient cash on hand to make the capital contributions and loans and did not rely on borrowings. The amount of funds used in making the purchases was $1,636,896,326.24.

Item 4.   Purpose of Transaction.

     (a)-(b) The purpose of the Tender Offer was to enable Vivendi Universal to acquire control of Houghton Mifflin and to acquire the outstanding shares of Houghton Mifflin Common Stock. The Tender Offer, as the first step in the acquisition of Houghton Mifflin, was intended to facilitate the acquisition of all the outstanding shares of Houghton Mifflin Common Stock.

     On June 1, 2001, Vivendi Universal, Houghton Mifflin, and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and the actions contemplated therein, Merger Sub will be merged with and into Houghton Mifflin (the "Merger"), with Houghton Mifflin continuing as the surviving corporation and as a wholly owned subsidiary of Vivendi Universal. Upon completion of the Merger, each issued and outstanding share of Houghton Mifflin Common Stock will be exchanged for the right to receive $60.00 per share, net to the seller in cash, without interest thereon. The purpose of the Merger is to acquire all outstanding shares of Houghton Mifflin common stock not tendered and purchased pursuant to the Tender Offer or otherwise.

     The Merger is subject to certain conditions. The descriptions of the Merger Agreement contained herein are qualified in their entirety by reference to such agreement, which is incorporated by reference herein as Exhibit 2.

     The information set forth under the caption "Purpose of the Offer; the Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

     (c) While Vivendi Universal and Merger Sub reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the businesses and operations of Houghton Mifflin, neither Vivendi Universal nor Merger Sub has any present plans or proposals which relate to or would result in the sale or transfer of a material amount of assets of Houghton Mifflin.

     (d) Pursuant to the Merger Agreement, upon purchase of shares of Houghton Mifflin Common Stock pursuant to the Tender Offer and from time to time thereafter, Vivendi Universal shall be entitled to designate a number of directors of Houghton Mifflin, rounded down to the next whole number, as is equal to the product of the total number of directors on Houghton Mifflin's Board of Directors (giving effect to the directors designated by Vivendi Universal pursuant to this sentence) multiplied by the Board Fraction. "Board Fraction" means a fraction, the numerator of which shall be the number of shares of Houghton Mifflin Common Stock that Vivendi Universal and its subsidiaries beneficially own at the time of calculation of the Board Fraction, and the denominator of which shall be the total number of shares of Houghton Mifflin Common Stock then outstanding. Pursuant to the Merger Agreement, Houghton Mifflin has agreed promptly to take such actions as are necessary to enable such designees of Houghton Mifflin to be elected or appointed to Houghton Mifflin's Board of Directors. Until the effective time of the Merger, Houghton Mifflin's Board of Directors shall have at least two directors of Houghton Mifflin who are directors on the date of the Merger Agreement and who are not affiliates of Vivendi Universal or Merger Sub (the "Independent Directors").

     The Independent Directors shall form a committee that, during the period from the time shares of Houghton Mifflin Common Stock are purchased pursuant to the Tender Offer until the effective time of the Merger, shall have the sole power and authority, by a majority vote of such Independent Directors, for Houghton Mifflin to (i) amend or terminate the Merger Agreement or to extend the time for the performance of any of the obligations or other acts of Vivendi Universal or Merger Sub under the Tender Offer, the Merger or the Merger Agreement, (ii) exercise or waive any of Houghton Mifflin's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Houghton Mifflin Common Stock other than Vivendi Universal or Merger Sub.

     The information set forth under the caption "Purpose of the Offer; the Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

     Vivendi Universal intends to designate some or all of the directors it is permitted to designate under the Merger Agreement prior to the effective time of the Merger.

     (e) Other than as a result of the Merger described in Item 4 above, upon consummation of the Merger, the articles of organization of Houghton Mifflin shall be amended so that the total number of shares of all classes of stock which Houghton Mifflin shall have authority to issue is 1,000 shares of common stock, par value $1.00 per share.

     While Vivendi Universal and Merger Sub reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the businesses and operations of Houghton Mifflin, neither Vivendi Universal nor Merger Sub has any present plans or proposals which relate to or would result in any material change in the dividend policy of Houghton Mifflin.

     (f) Upon consummation of the Merger, Houghton Mifflin's business will continue to be conducted in its current corporate form but as a wholly owned subsidiary of Vivendi Universal. Various corporate, administrative and departmental functions of Houghton Mifflin may be consolidated with those of Vivendi Universal and its subsidiaries. While Vivendi Universal and Merger Sub reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the businesses and operations of Houghton Mifflin, neither Vivendi Universal nor Merger Sub has any present plans or proposals which relate to or would result in any other material changes in Houghton Mifflin's business or corporate structure.

     (g) Upon consummation of the Merger, the articles of organization of Houghton Mifflin shall be amended so that Section 3 of such restated articles of organization reads in its entirety as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $1.00 per share." Upon consummation of the Merger, the By-laws of Houghton Mifflin, as in effect immediately prior to the Merger, shall be the By-laws of Houghton Mifflin until thereafter changed or amended as provided therein or by applicable law.

     (h)-(i) Upon consummation of the Merger, the Houghton Mifflin Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Vivendi Universal and Merger Sub currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Vivendi Universal reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

     (a)-(b) As a result of the Tender Offer, Merger Sub has voting and dispositive power over 27,281,606 shares of Houghton Mifflin Common Stock (the "Subject Shares"), which represent 88.9% of the outstanding shares of Houghton Mifflin Common Stock. Vivendi Universal also has voting power and dispositive power over the Subject Shares. Vivendi Universal, by virtue of its ownership of all of the capital stock of Merger Sub, is a beneficial owner of all of the Subject Shares owned by Merger Sub. If the Merger is consummated, Merger Sub will be merged with and into Houghton Mifflin, and Vivendi Universal will acquire 100% of the outstanding shares of Houghton Mifflin Common Stock.

     (c) Neither Vivendi Universal nor, to the knowledge of Vivendi Universal, any person named in Schedule A, has effected any transaction in Houghton Mifflin Common Stock during the past 60 days. Neither Merger Sub nor, to the knowledge of Merger Sub, any person named in Schedule B, has effected any transaction in Houghton Mifflin Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Houghton Mifflin Common Stock reported in this Item 5.

     (e) Not applicable.

Item. 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of Vivendi Universal and Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Houghton Mifflin, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

     1. Offer to Purchase for Cash All Outstanding Shares of Common Stock of Houghton Mifflin Company by Soraya Merger Inc., dated June 8, 2001 (Incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Vivendi Universal and Soraya Merger Inc. on June 8, 2001 (as amended, the "Schedule TO")).

     2. Agreement and Plan of Merger dated as of June 1, 2001, among Vivendi Universal, Soraya Merger Inc. and Houghton Mifflin Company (Incorporated by reference to Exhibit (d)(1) to the Schedule TO).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2001

                                        Vivendi Universal, S.A.


                                        by: /s/ George E. Bushnell III
                                            ---------------------------------
                                            Name:  George E. Bushnell III, Esq.
                                            Title: Vice President and Corporate
                                                   Counsel

                                        Soraya Merger Inc.


                                        by: /s/ Debra Ford
                                            ---------------------------------
                                            Name:  Debra Ford
                                            Title: President

                                  SCHEDULE A

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

    Name and                 Principal Occupation or
Business Address          Employment and Business Address          Citizenship
----------------          -------------------------------          -----------
Jean-Marie Messier        Chairman and CEO of Vivendi Universal.     France

Edgar Bronfman, Jr.       Vice Chairman of Vivendi Universal.        U.S.

Eric Licoys               Co-COO of Vivendi Universal.               France

Pierre Lescure            Chairman and CEO of CANAL+,                France
                          Chairman of the Executive
                           Board of Groupe CANAL+
                          and Co-COO of Vivendi Universal.

Bernard Arnault           Chairman and CEO of LVMH.                  France
                          30, avenue Hoche
                          75008 Paris, France

Jean-Louis Beffa          Chairman and CEO of Compagnie de           France
                          Saint-Gobain.
                          Les Miroirs
                          92096 Paris Cedex
                          27, France

Edgar M. Bronfman         Former Chairman of the Board of Seagram.   U.S.

Richard H. Brown          Chairman and CEO of Electronic Data        U.S.
                          Systems Corporation.
                          5400 Legacy Drive
                          Plano, Texas 75024-3199

Jean-Marc Espalioux       Chairman of the Executive Board of Accor.  France
                          Tour Maine Montparnasse
                          33, avenue du Maine
                          75755 Paris Cedex
                          15, France

Philippe Foriel-Destezet  Chairman of Nescofin UK Ltd.               France
                          52, rue de la Bienfaisance
                          75008 Paris, France

Jacques Friedmann         Retired Chairman of the Supervisory        France
                           Board of AXA-UAP
                          (Chairman from 1993-2000)
                          80, avenue de Breteuil
                          75007 Paris, France

Guillaume Hannezo         Senior Executive Vice President and        France
                          CFO of Vivendi Universal

Esther Koplowitz          Chairman and Member of the Board of        Spain
                          Directors of Fomento de
                          Construcciones y Contratas.
                          Torre Picasso
                          Plaza Pablo Ruiz Picasso
                          28020 Madrid, Spain

    Name and                 Principal Occupation or
Business Address          Employment and Business Address          Citizenship
----------------          -------------------------------          -----------
Mario-Josee Kravis        Senior Fellow, Hudson Institute            U.S.
                          c/o 625 Park Avenue
                          New York, New York 10021

Henri Lachmann            Chairman and CEO of Schneider              France
                           ElectricIndustries
                          43-45, boulevard F. Roosevelt,
                          92500 Rueil-Malmaison, France

Samuel Minzberg           President and Chief Executive Officer      Canada
                           of Claridge Inc.
                          1170 Peel Street
                          Montreal, Quebec H3B 4P2

Simon Murray              Chairman of GEMS Ltd.                      U.K.
                          Princes House-2nd Floor
                          38, Jermyn Street
                          London SW1Y 6DT

Serge Tchuruk             Chairman and CEO of Alcatel                France
                          54, rue de la Boetie
                          75008 Paris, France

Rene Thomas               Honorary Chairman and Director of          France
                           of Banque Nationale de
                          Paris-PARIBAS
                          16, boulevard des Italiens
                          75009 Paris, France

Marc Vienot               Honorary Chairman and Director of          France
                           Societe Generale
                          Tour Societe Generale
                          92972 Paris La Defense
                          Cedex, France

                                  SCHEDULE B

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Merger Sub. Unless otherwise indicated, the business address of each person listed below is 800 Third Avenue, 7th Floor, New York, NY 10022.

    Name and                 Principal Occupation or
Business Address          Employment and Business Address          Citizenship
----------------          -------------------------------          -----------
George E. Bushnell III    Vice President and Corporate Counsel       U.S.
                           of Vivendi Universal.

Debra Ford                Manager, Corporate Transactions            U.S.
                           of Vivendi Universal.